investor

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

September 26, 2005

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh
Compliance Officer

Enclosure

investor

82-34698

Disclosure Notice

Stockholm, September 15, 2005

Investor's share of the voting rights and share capital in Electrolux has changed through the purchase of 5,231,300 B-shares.

After the purchase, Investor's holding in Electrolux now amounts to 8,770,771 A-shares and 14,918,100 B-shares. Investor's holding in Electrolux, calculated in accordance with the recommendations of the Swedish Industry and Stock Exchange Committee (NBK), now amounts to 26.0 percent of the voting rights and 7.7 percent of the share capital. On June 30, 2005, Investor's holding in Electrolux, calculated in accordance with the NBK's recommendations, amounted to 24.7 percent of the votes and 6.0 percent of the capital.

INVESTOR AB

For further information:

Fredrik Lindgren, Vice President, Corporate Communications:
+46 8 614 20 31, +46 735 24 20 31

Oscar Stege Unger, Investor Relations Manager,
+46 8 614 20 59, +46 70 624 20 59

Our press releases can be accessed at www.investorab.com on the Internet.

Investor is the largest industrial holding company in the Nordic region. For almost a century, our business concept has been to build best-in-class companies in sectors where we have a strong knowledge and networking advantage. Investor is a leading shareholder in a number of multinational companies, including AstraZeneca, Ericsson and SEB. Investor also conducts private equity activities in the United States, Northern Europe and Asia.

investor

82-34698

Press Release

Stockholm, September 21, 2005

Nomination Committee for the 2006 Annual General Meeting

In accordance with the decision made by the Annual General Meeting on April 11, 2005, Investor hereby announces the names of the members of the Nomination Committee for the Annual General Meeting in 2006.

The committee's members are:
Marcus Wallenberg, Knut and Alice Wallenberg Foundation
Lars Isacsson, EB Foundation
Peter Rudman, Nordea's mutual funds
Caroline af Ugglas, Skandia Liv
Jacob Wallenberg, Chairman of Investor AB's board

The Nomination Committee members together represent approximately 55 percent of the voting rights for all shares in Investor AB.

If changes occur among Investor's major shareholders during the nomination process, the composition of the Nomination Committee will be changed to reflect this.

The Annual General Meeting of Investor AB will be held Tuesday, March 21, 2006.

Questions that the Nomination Committee will deal with are described on Investor's website, www.investorab.com, under the heading Corporate Governance.

Shareholders who would like to submit proposals to the Nomination Committee can e-mail the committee at the following address: nomination.committee@investorab.com, or write to Investor AB, Nomination Committee, SE-103 32 Stockholm, Sweden.

For further information:

Fredrik Lindgren, Vice President, Corporate Communications:
+46 8 614 2031, +46 735 24 20 31

Our press releases can be accessed at www.investorab.com on the Internet.

Investor is the largest industrial holding company in the Nordic region. For almost a century, our business concept has been to build best-in-class companies in sectors where we have a strong knowledge and networking advantage. Investor is a leading shareholder in a number of multinational companies, including AstraZeneca, Ericsson and SEB. Investor also conducts private equity activities in North America, Europe and Asia.